UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 5)

AVOCENT CORPORATION
(Name of Subject Company)

GLOBE ACQUISITION CORPORATION
EMERSON ELECTRIC CO.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

053893103
(Cusip Number of Class of Securities)

Frank L. Steeves
Senior Vice President, Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
Telephone: (314) 553-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Phillip R. Mills, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2009, as previously amended, by Emerson Electric Co., a Missouri corporation (“Emerson”), and Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Emerson, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Avocent Corporation, a Delaware corporation (“Avocent”), for $25.00 per Share in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on December 10, 2009. As of 5:00 p.m. on December 7, 2009, approximately 42.5 million Shares had been tendered and not withdrawn pursuant to the Offer, including approximately 2.0 million Shares tendered pursuant to a notice of guaranteed delivery.  The press release announcing the extension of the Offer is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(13)                      Press release issued by Emerson dated December 7, 2009.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2009

GLOBE ACQUISITION CORPORATION

By:	/s/ Alan D. Mielcuszny
Name:	Alan D. Mielcuszny
Title:	Vice President

EMERSON ELECTRIC CO.

By:	/s/ Victor Lazzaretti
Name:	Victor Lazzaretti
Title:	Vice President, Deputy General Counsel & Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(13)	Press release issued by Emerson dated December 7, 2009.